Vestas

RECEIVED

2007 JAN 19 A 10:21

PROCESSED

JAN 2 5 2007

THOMSON FINANCIAL

Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

07020511

SUPPL

Large orders for Vestas placed by Toyota Tsusho Corporation

Vestas has received orders for a total of 81 units of the V80-2.0 MW wind turbine and 31 units of the V90-3.0 MW wind turbine for wind power projects in Japan, Taiwan and South Korea.

The orders have been placed by Toyota Tsusho Corporation in Japan, a trading company under the Toyota Motors group of companies. The orders comprise supply of turbines as well as commissioning. Delivery of the turbines will take place during 2007 and 2008, and installation of the turbines will start during the summer of 2007 and will continue through 2008.

The orders are for nine different projects in three countries and are of strategic importance to Toyota Tsusho Corporation as well as to Vestas. The orders cement the strong relationship between the two companies, now extending the cooperation to other Asian countries outside Japan. For these projects, Toyota Tsusho Corporation is focusing on Vestas' proven concept of the 2 MW platform, and is furthermore including Vestas' 3 MW platform for two projects in Japan.

Toyota Tsusho Corporation has already purchased Vestas turbines in Japan for a total capacity of more than 250 MW for further distribution and own projects. Wind farm business has been recognised as one of the important elements in Toyota Tsusho Corporation's value chain and is therefore enjoying priority when it comes to development and investment in renewable energy.

"*Development of the renewable energy sector for protection of the environment is of great importance to the Toyota Group as it is an important element in the long-term strategic plan of the Group,*" says Mr Hisashi Yamamoto, Executive Officer of Toyota Tsusho Corporation, and continues: "*Our strategic cooperation with Vestas has been developed over the past six years and is expected to continue to be extended to meet the growing energy consumption in the Asian markets.*"

"*We are very pleased with these new orders for MW turbines from Toyota Tsusho Corporation. The MW turbines have proven to be very well adapted to the local wind regime,*" says Thorbjørn N Rasmussen, President of Vestas Asia Pacific A/S and continues: "*It is of utmost importance to our customers that they have highly efficient and reliable wind turbines. With these orders, Toyota Tsusho Corporation has shown its*

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

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dedication to distribute Vestas turbines in the Asian region. As of today, Toyota Tsusho Corporation has supplied more than 300 MW in Japan and Taiwan, so at Vestas we are proud to be Toyota Tsusho Corporation's preferred choice."

The above orders do not affect the Vestas Group's expectations for 2007 cf. Stock exchange announcement No. 49 of 22 November 2006.

Any questions may be addressed to Thorbjørn N Rasmussen, President of Vestas Asia Pacific A/S, telephone +65 9660 6501 or to Peter Wenzel Kruse, Vice President of Communication & IR at Vestas Wind Systems A/S, telephone +45 9730 0000

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO